Exhibit 3.103

CERTIFICATE OF FORMATION

OF

BRANDYWINE CHRISTINA LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:         The name of the limited liability company (hereinafter called the “limited liability company”) is BRANDYWINE CHRISTINA LLC.

SECOND:    The address of the registered office and the name and address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are PHS Corporate Services, Inc., 1201 Market Street, Suite 1600, Wilmington, New Castle County, Delaware 19801.

Executed on November 29, 2001

Maria E. DeCarlo, Authorized Person